UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 000-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St.,

Raanana 4365603
                       Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

LUPUS THOUGHT LEADER daphna paran, md, named medical
director of xtl biopharmaceuticals

World renowned expert in the treatment of lupus with over 60 published articles and extensive clinical trial experience

RAANANA, Israel - (March 9, 2016) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company developing its lead product for the treatment of lupus, today announced the appointment of Dr. Daphna Paran, an internal medicine and rheumatology specialist, as Medical Director.

“Dr. Paran has significant experience in the treatment of lupus patients, has published extensively on the subject, and has been involved in several clinical studies in the search for viable treatment options for this difficult disease,” said Josh Levine, CEO of XTL. “We are excited to welcome her aboard as our Medical Director as we enter the next phase of developing our lead drug candidate hCDR1 for the treatment of systemic lupus erythematosus (SLE). Having received encouraging feedback from the U.S. Food and Drug Administration on our proposed clinical trial, we are now completing the Phase II protocol design with Dr. Paran’s guidance and anticipate initiating the trial in the second half of 2016.”

Dr. Paran has over 20 years of rheumatology expertise with a focus on lupus. She is a senior lecturer at Tel Aviv University, the head of the lupus clinic, head of the rheumatology day care unit and the deputy head of the Department of Rheumatology at the Tel Aviv Medical Center (Ichilov Hospital). She completed her medical studies at Ben Gurion University, trained in lupus and the antiphospholipid syndrome at the lupus unit, Rayne Institute, St. Thomas' Hospital in London and has published or co-authored over 60 articles in the field of lupus and rheumatology.

“I am privileged to join the team as Medical Director of XTL to lend my experience to the advancement of what I believe to be a very promising lupus drug candidate,” stated Dr. Paran. “hCDR1 showed very promising data in the prior Phase 2b trial. If we are able to duplicate these results utilizing well defined primary endpoints in our next clinical study we could have a promising solution to a largely unmet medical need. I and the rest of the medical community in this field are eagerly waiting to learn the efficacy of this drug in the upcoming trial.”

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and has clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information please see a peer reviewed article in Lupus Science and Medicine journal (http://lupus.bmj.com/content/2/1/e000104.full).

XTL Biopharmaceuticals Ltd.
5 Hacharoshet Street, Raanana, 43656, Israel	Page 1
Tel: +972 9 955 7080; email: ir@xtlbio.com

About Systemic Lupus Erythematosus (SLE)

Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, central nervous system, heart, hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, attacking the normal organs and causing irreversible damage. According to the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year. The majority of patients are women of childbearing years. There has been only one drug approved by the FDA in the last 50 years and recently two of the few drugs in advanced development did not meet their primary endpoints in Phase 3 trials.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd., is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases including lupus. The Company’s lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of systemic lupus erythematosus (SLE). There currently is no effective treatment on the market for SLE. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals. Based on encouraging safety and efficacy data shown in a completed Phase 2 study, the Company expects to initiate a Phase 2 trial in 2016.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

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XTL Biopharmaceuticals Ltd.
5 Hacharoshet Street, Raanana, 43656, Israel	Page 2
Tel: +972 9 955 7080; email: ir@xtlbio.com

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Registration Statement on Form F-1 as filed with the U.S. Securities and Exchange Commission on December 31, 2015.

XTL Biopharmaceuticals Ltd.
5 Hacharoshet Street, Raanana, 43656, Israel	Page 3
Tel: +972 9 955 7080; email: ir@xtlbio.com

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Josh Levine
Date: March 9, 2016		Josh Levine
Chief Executive Officer